URS


13001813

URS Corporation
2012 Annual Report

A New URS...
A New Energy



Table of Contents

The Company

URS Corporation is a leading provider of engineering, construction, and technical services for public agencies and private sector companies around the world. The Company offers a full range of program management; planning, design, and engineering; systems engineering and technical assistance; information technology; construction and construction management; operations and maintenance; and decommissioning and closure services.

Our business is focused on five key market sectors: federal, oil and gas, infrastructure, power, and industrial. We have more than 54,000 employees in a network of offices in nearly 50 countries.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*.

URS Corporation's 2012 Annual Report to Stockholders contains statements that are not historical fact and that may constitute forward-looking statements involving risks and uncertainties, including statements about our future growth, future backlog, future dividends, future financial conditions, and future economic and business conditions. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors" in URS Corporation's Annual Report on Form 10-K, which accompanies this Annual Report and is deemed appended hereto, and also was filed with the Securities and Exchange Commission on February 26, 2013.

FINANCIAL HIGHLIGHTS

Financial data for the past five fiscal years are summarized below. This financial data should be read in conjunction with the information contained in our financial statements and accompanying notes, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012. URS' Form 10-K, which was filed with the Securities and Exchange Commission on February 26, 2013, accompanies this Annual Report to Stockholders and is deemed appended hereto.

(In millions, except per share data)	**Year ended December 28, 2012[1,2]**	Year ended December 30, 2011[1,2]	Year ended December 31, 2010[1,2]	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]
Income Statement Data:					
Revenues	**$ 10,972.5**	$ 9,545.0	$ 9,177.1	$ 9,249.1	$ 10,086.3
Cost of revenues	**(10,294.5)**	(8,988.8)	(8,609.5)	(8,772.4)	(9,608.8)
General and administrative expenses	**(83.6)**	(79.5)	(71.0)	(75.8)	(78.7)
Goodwill impairment[3]	**—**	(825.8)	—	—	—
Acquisition-related expenses[2]	**(16.1)**	(1.0)	(11.9)	—	—
Restructuring costs[4]	**—**	(5.5)	(10.6)	—	—
Impairment of an intangible asset[5]	**—**	—	—	(32.8)	—
Equity in income of unconsolidated joint ventures[6]	**107.6**	132.2	70.3	100.9	106.3
Operating income (loss)	**685.9**	(223.4)	544.4	469.0	505.1
Interest expense	**(70.7)**	(22.1)	(30.6)	(48.4)	(90.7)
Other income (expenses)[7]	**0.5**	—	—	47.9	—
Income (loss) before income tax	**615.7**	(245.5)	513.8	468.5	414.4
Net income (loss) attributable to URS	**310.6**	(465.8)	287.9	269.1	219.8
Diluted earnings (loss) per share	**4.17**	(6.03)	3.54	3.29	2.59
Cash dividends declared per share[8]	**$ 0.80**	$ —	$ —	$ —	$ —
Balance Sheet Data (As of the end of period):					
Cash and cash equivalents	**$ 314.5**	$ 436.0	$ 573.8	$ 721.1	$ 224.5
Total assets	**$ 8,786.5**	$ 6,862.6	$ 7,351.4	$ 6,904.4	$ 7,001.2
Total long-term debt[9]	**$ 1,992.5**	$ 737.0	$ 641.3	$ 689.7	$ 1,091.5
Total URS stockholders' equity[8]	**$ 3,621.1**	$ 3,377.2	$ 4,117.2	$ 3,905.8	$ 3,624.6

Corresponding footnotes are presented on page 26 of this Annual Report to Stockholders.


Revenues
in millions
$10,086.3
$9,249.1
$9,177.1
$9,545.0
$10,972.5
08 09 10 11 12
Net Income (Loss) Attributable to URS
in millions
$219.8
$269.1
$287.9
$(465.8)
$310.6
08 09 10 11 12
Total URS Stockholders' Equity
in millions
$3,624.6
$3,905.8
$4,117.2
$3,377.2
$3,621.1
08 09 10 11 12
Backlog
in millions
$17,282.3*
$17,309.3*
$16,607.7*
$14,259.6*
$13,276.2*
08 09 10 11 12
* Unaudited

To Our Stockholders:

The Company's results in 2012 reflect our success in building a world-class engineering, construction, and technical services organization. Through disciplined execution of our strategy, we have diversified our business in long-term markets, expanded our capabilities, and broadened our geographic reach. Today, URS has more than 54,000 talented employees worldwide and a leading position in five key markets: oil and gas, power, industrial, infrastructure, and federal. Our scale, market positions, and mix of businesses have enabled us to deliver consistent results and generate strong cash flow throughout the business cycle—even under challenging economic conditions. In 2012, we recorded revenues of $11 billion, a 15% increase from the previous year, achieved growth in net income and earnings per share, and generated strong cash flow.

Our acquisition of Flint Energy Services in May was an important development for URS. The acquisition significantly expanded our business in the growing North American oil and gas market—a long-standing priority for URS. Flint added the capabilities we required to be a full-service provider of engineering, construction, and maintenance services to oil and gas companies, and strengthened our position in one of the U.S. economy's fastest growing markets. In 2012, revenues from our oil and gas work grew to 21% of our total business, compared to just 7% in the previous year.

We have built a company with impressive scale, capabilities, resources, and competitive positions in a diverse group of markets.

At the end of 2012, our backlog of oil and gas work was approximately $1.5 billion, and we believe that we are strategically positioned to continue to expand in this market. There is a large number of potential opportunities, particularly in the development of unconventional oil and gas resources in the United States and Canada. Many oil and gas companies are making significant investments to develop these resources in the drive to achieve North American energy independence. In the Canadian oil sands alone, capital investment is expected to exceed $22 billion in 2013, and $180 billion over the next decade.

In the power market, we achieved strong organic growth in 2012, with revenues increasing 16% compared to the prior year. Today, our combined energy-related revenues from the oil and gas and power markets account for more than 35% of our total business.

URS is a major provider of engineering and construction services to the power industry. Through ongoing air quality control projects, we are helping many clients retrofit their coal-fired power plants to meet federally mandated emissions guidelines and state consent decrees. Utilities also are making major investments to modernize transmission and distribution systems and to accommodate new sources of renewable energy. We successfully are supporting several clients in these efforts.

Despite slow economic growth and the budget challenges facing our government clients, we are encouraged by trends in the other key markets that make up our balanced mix of businesses. Although industrial revenues declined in 2012, our backlog of industrial work grew by 28% during the year—a sign of new momentum in this market. We have successfully established long-term business relationships with multinational corporations around the world, and we are poised to benefit from the anticipated recovery in this market. In the United States, manufacturing activity is increasing. As a result, we are seeing new opportunities to expand the engineering, construction, and facilities management services we provide to industrial clients.

The Flint acquisition significantly expanded our business in the growing North American oil and gas market—a long-standing priority for URS.

In the infrastructure market, URS has the expertise to provide fully integrated engineering and construction services for large-scale projects. Although we experienced a modest decline in revenues in this market in 2012, we are optimistic about our prospects, given our extensive capabilities and the urgent need to expand and modernize aging infrastructure systems. In the United States, the new $105 billion federal transportation program, Moving Ahead for Progress in the 21st Century (MAP-21), is providing funding for critical infrastructure initiatives and creating new bidding opportunities for URS. We also are benefiting from the strategic expansion of our infrastructure capabilities internationally, such as in the United Kingdom, where the government is making a large investment in transportation infrastructure.

Funding uncertainties are affecting our work in the federal market. While the budget debate in Washington is creating challenges for our federal business, we remain confident in our long-term position in this market. We have built a large and diverse business that is closely aligned to the spending priorities of our federal clients. Through many of the programs we support—such as military preparedness initiatives, nuclear decommissioning and cleanup projects, and cyber security—URS provides essential services that we expect will be less likely to face significant budget cuts.

In February 2012, our Board of Directors approved the initiation of a regular quarterly cash dividend. This reflects our confidence in the Company's financial strength, our positive outlook, and our commitment to our stockholders. We are confident in our ability to continue building our business, while returning value to our stockholders through both cash dividends and our ongoing stock repurchase program.

We have built a company with impressive scale, capabilities, resources, and competitive positions in a diverse group of markets. In the past year, we delivered strong financial results, while continuing to make strategic investments in the future of URS. With our expanded oil and gas business and positive trends in other markets, we approach the future with confidence.

The theme of this year's Annual Report, *A New URS... A New Energy,* highlights the Company's significant expansion in the energy sector in the past year, particularly our stronger position in the oil and gas market. The report describes URS' broader resources and capabilities to provide services for the full life cycle of oil and gas projects. It also highlights some of the work we are performing and new opportunities for growth. These are exciting developments for URS, and I encourage you to read more about our new stature in the marketplace.

In 2012, revenues from our oil and gas work grew to 21% of our total business, compared to just 7% in the previous year.

I should like to thank our employees, whose hard work and commitment are the foundation of our success. Our achievements would not be possible without their talent and dedication. I also should like to thank our stockholders and clients for their continued support and confidence in the Company.



Martin M. Koffel
Chairman and Chief Executive Officer

Over the past two decades, through organic growth and a series of strategic acquisitions, URS has become one of the world's largest engineering, construction, and technical services firms, with strong positions in the federal, infrastructure, power, and industrial markets. In 2012, we further enhanced our capabilities and diverse mix of businesses through the acquisition of Flint Energy Services, a provider of construction and maintenance services to the oil and gas industry.

The acquisition fulfilled URS' long-standing priority to expand in the North American oil and gas market—most notably in the development of unconventional oil and gas resources, which is an important and growing segment of this market. In fact, the services we provided to oil and gas clients accounted for 21 percent of our total business in 2012—more than three times our 2011 revenues in this market. Our broader capabilities and the new energy the Flint acquisition brings to URS are the focus of the 2012 Annual Report.

With our larger oil and gas business and competitive position in the other markets we serve, we have rebalanced our business mix to adapt to new opportunities in the marketplace. It is the cornerstone of our growth strategy and the foundation of our continued success.

A New URS...

FEDERAL

As a top-tier contractor to the U.S. federal government, URS has a large and diverse federal business. We provide engineering, construction, and specialized technical services to the Department of Defense (DoD), the Department of Energy (DOE), and more than 25 other federal agencies in support of a wide range of mission-critical programs. We also have diversified our federal business outside the United States by serving agencies of other national governments, such as the UK's Nuclear Decommissioning Authority (NDA) and defense agencies in the United Kingdom and Australia. Because much of our work supports essential services, or is mandated by law or international treaty, it is less susceptible to budget pressures and reductions in federal spending.

Our ability to adapt to the evolving needs of the federal marketplace has enabled URS to build a resilient business that is closely aligned to the spending priorities of our federal clients. In the 21st century, cyber attacks have emerged as one of the most serious threats to national security and economic prosperity. URS has responded by broadening our capabilities and technical expertise to help defend government networks and protect highly sensitive data.



Rotary Wing Flight Training
U.S. Army Aviation Center of Excellence, Fort Rucker, Alabama

Today, our information technology specialists are providing network engineering, cyber security, and cloud computing services to the DoD—which recently expanded its Cyber Command—as well as to the Departments of State, Transportation, Justice, and Homeland Security.

Another top priority for the DoD is to ensure that the Armed Forces are equipped and trained to respond quickly and decisively to the threat of terrorism and other security risks. URS supports the DoD at nearly every stage of its operations—from developing weapons systems and refurbishing vehicles and aircraft to training military personnel. Since 1986, we have instructed more than 20,000 U.S. and NATO pilots at the U.S. Army Aviation Center of Excellence in Alabama.

We also are helping the DoD realign and modernize its installations worldwide through the design and construction of military facilities, such as hangars, barracks, and hospitals.

2012 REVENUES BY MARKET SECTOR



Federal 40%

Oil & Gas 21%

Infrastructure 16%

Power 12%

Industrial 11%

The governments of the United States and the United Kingdom also are facing imperatives to mitigate the environmental dangers created by Cold War-legacy chemical and radioactive waste. As the largest environmental contractor to the DOE, URS has safely overseen nuclear and hazardous waste management and remediation programs for decades, and we have successfully exported this expertise to the United Kingdom through our work with the NDA.

URS also helps the U.S. and other governments meet international treaty obligations to eliminate nuclear, chemical, and biological weapons. We manage chemical weapons demilitarization programs at U.S. Army facilities, and we are assisting in the elimination of weapons of mass destruction in the former Soviet Union. At international border crossings, URS is helping to detect, interdict, and deter the trafficking of nuclear and other radiological materials by developing advanced portal monitoring capabilities.


HD Mustard
Ton Container
STATE OF OREGON
1859
20 OCT 11
Safety

Umatilla Chemical Agent Disposal Facility
Umatilla, Oregon

When natural or man-made disasters occur, URS is at the forefront of response efforts. Through multiple indefinite delivery contracts with the Federal Emergency Management Agency (FEMA) and the DoD, we support assessment, recovery, and rebuilding efforts. In the aftermath of Hurricane Sandy in October 2012, URS was mobilized under several of these contracts. We are providing a wide range of building inspections, mitigation assessments, flood mapping, and infrastructure damage evaluations in New York, New Jersey, and Connecticut.

INFRASTRUCTURE

Reliable and modern infrastructure is the backbone of a strong and vital economy. But in many countries, overburdened and deteriorating highways, bridges, airports, rail and mass transit systems, ports, and other essential infrastructure are becoming functionally obsolete. They are in urgent need of repair and expansion to accommodate current needs and future growth. In the United States, the American Society of Civil Engineers has estimated that $3.6 trillion in investments are required to restore the nation's infrastructure to good condition.



Pearl Harbor Memorial Bridge
New Haven, Connecticut

A variety of funding sources are supporting the critical need to rebuild infrastructure. The new $105 billion federal transportation program, Moving Ahead for Progress in the 21st Century, or MAP-21, is providing states with the funding for large-scale surface transportation, mass transit, and rail projects. In addition, many states are relying on alternative funding sources, such as bonds, gas and sales taxes, and special-use fees, to finance major infrastructure initiatives.

URS' experience encompasses virtually every type of highway, bridge, tunnel, and interchange, as well as some of the world's largest and most technologically advanced airports.


AWARD WINNER
PMI
2012
BEST OF THE BEST
IN PROJECT MANAGEMENT

The URS-managed Umatilla Chemical Agent Disposal Facility in Oregon was named the 2012 "Project of the Year" by the Project Management Institute.

680%

Cyber security threats are a growing concern around the world. In the past six years, the U.S. federal government experienced a 680% increase in cyber security breaches and, in 2011 alone, spent $13 billion on measures to protect its information technology systems.

Source: U.S. Government Accountability Office testimony: "CYBERSECURITY Threats Impacting the Nation"



Cleveland Clinic Global Cardiovascular Innovation Center
Cleveland, Ohio (LEED Gold Certified)

URS is at the forefront of efforts to improve critical infrastructure throughout the United States. With the in-house capabilities to support every stage of the project life cycle and our presence in nearly every U.S. state, we are the contractor of choice for many large and complex infrastructure programs across the country. For example, URS is providing design-build services for the Atlanta Streetcar Peachtree Line in Georgia. At Seattle-Tacoma International Airport, we were selected as the lead architect and engineer for the renovation of the North Satellite Concourse and associated terminal facilities. We also are supporting the repair of roads and transit systems in the Northeast funded through the new Hurricane Sandy federal aid package.

Outside the United States, we have successfully expanded our international infrastructure capabilities and are well positioned to capitalize on growing opportunities in several markets. In the United Kingdom, where we are ranked among the top ten engineering firms by revenue, we are benefiting from increased government outsourcing of transportation services. Recently, a URS joint venture was awarded a major contract to provide design, construction, and maintenance services for roads in 11 central London boroughs. We also have increased our presence in the fast-growing global economies of China and India, where investment in new infrastructure, including highways, airports, and mass transit systems, is accelerating to keep pace with economic development.

POWER

The growing need to upgrade power-generating infrastructure and the drive to achieve North American energy independence are creating strong demand for URS' environmental, engineering, construction, retrofit, and maintenance services. Our expertise in the power sector encompasses fossil fuel and nuclear power plants, hydroelectric power, cogeneration programs, alternative and renewable energy sources, emissions control, and transmission and distribution systems.

Over the past decade, our power projects have been recognized 25 times for technical and managerial excellence by leading industry publications.

In the United States and Canada, the increasing use of natural gas as a more cost-effective and cleaner burning alternative to coal-fired generation has caused a dramatic shift among our power clients toward the development


1

Ranked the Number 1 "Green" Design Firm by *Engineering News-Record (ENR)* for two consecutive years, URS helps clients achieve Leadership in Energy and Environmental Design (LEED®) certification and meet Building Research Establishment Environmental Assessment Method (BREEAM®) sustainable design standards.


67

TRILLION DOLLARS

Between $57 trillion and $67 trillion will need to be invested through 2030 to upgrade aging infrastructure worldwide. Building and repairing roads and power grids are the two areas of greatest need, followed by water systems and telecommunications networks.

Source: McKinsey Global Institute, 2012



John Sevier Combined Cycle Plant
Rogersville, Tennessee

of new gas-fired plants. Currently, URS is providing front-end engineering and design services for several large gas-fired projects, and we expect that our early stage work will lead to larger opportunities as these projects move into the construction phase.

At the same time, coal-fired power generation remains the largest source of electricity in the United States. As the U.S. Environmental Protection Agency continues to evaluate and implement air quality standards, we are benefiting from demand for our emissions control services. URS is a leader in this market: We have engineered or installed air quality control systems at more than 200 power plants. In fact, we currently are working on nearly 20 retrofit projects to help utilities meet federal mandates and state consent decrees.

We also are helping our power clients maintain the safety and efficiency of their existing nuclear fleets. In response to the 2011 earthquake and tsunami in Japan, the Nuclear Regulatory Commission has issued post-Fukushima requirements to improve on-site seismic reinforcements, flood control, and backup power systems at nuclear power plants throughout the United States. And, power companies continue to make major capital investments to extend the operating life of these facilities. We are one of only a few U.S. contractors with the expertise to replace steam generators and other major components at nuclear power plants to increase their output and reliability.

Aging systems, outdated technology, and the growing use of renewable energy are accelerating efforts to modernize transmission and distribution networks. Utilities and regional authorities currently are making major investments to improve the efficiency and reliability of these systems. In addition, because renewable sources of energy, like wind farms and solar arrays, are typically located far from large population centers, major initiatives are underway to extend transmission lines—linking energy producers to their consumers.

INDUSTRIAL

URS has built a large and diverse business with multinational corporations and other industrial sector clients by developing innovative and cost-effective solutions to address their engineering, construction, operational, environmental, and safety challenges. While our industrial sector business was the most affected by the recession, as the economic recovery gains momentum, capital spending—and the demand for our services—are expected to rise.

The United States is experiencing a resurgence of industrial activity, particularly in the manufacturing


2012
TOP
PLANT

The Tennessee Valley Authority's John Sevier Combined Cycle Plant—for which URS provided engineering, procurement, and construction services—was recognized with two industry awards in 2012: "Top Plant of 2012" by *Power* magazine and the year's "Best Gas-Fired Project" by *Power Engineering* magazine.


47%
2010
2035

World energy consumption is projected to increase by 47% between 2010 and 2035. India and China are expected to account for half of this growth.

Source: U.S. Energy Information Administration, International Energy Outlook 2012 sector—driven largely by low energy and feedstock costs, productivity investments, and increased demand for American-made goods in growing economies. As industrial production rises, many of our clients are accelerating their operations, creating strong demand for the facilities management and operations and maintenance services URS provides. We also are seeing greater opportunities to provide engineering, procurement, and construction (EPC) services for the development of new industrial and manufacturing facilities.

In 2012, our backlog of industrial work grew 28 percent, reflecting positive trends in this sector and strong opportunities for URS in the year ahead.

Around the globe, URS continues to benefit from the expansion of our Master Services Agreements (MSAs) with the world's leading multinational corporations. Through these long-term, strategic alliances, we provide a wide range of environmental and engineering services to support their operations. We recently entered into new MSAs with automotive, technology, chemical and pharmaceutical, and other industrial and commercial clients in North America, Europe, and the Asia-Pacific region. URS also helps these clients reduce costs and improve the efficiency of their operations through process improvements, energy management, safety engineering, and cyber security services.

In the mining industry, the long-term outlook for base and precious metals is supporting new capital investment in mine development and expansion. Fueled by demand from China and India, some mining companies are expanding their operations to meet the growing need for natural resources. This is creating new opportunities for our mining business, particularly in North and South America and Australia. In 2012, we began providing EPC services for a major iron ore expansion project in Australia, and we recently were awarded a new EPC contract for a copper mine in Arizona.

OIL AND GAS

With the acquisition of Flint Energy in May 2012, we significantly expanded our position in the growing North American oil and gas market. As you will learn on the following pages, URS now has the resources and expertise to provide full-service engineering, construction, and maintenance services across the upstream, midstream, and downstream supply chain. Today, we are supporting the development of both conventional and unconventional oil and gas resources across the United States and Canada—and we see new opportunities to continue to grow this business.



Georgia Gulf PVC Modernization Project
Plaquemine, Louisiana

500

URS maintains Master Services Agreements with nearly half of the FORTUNE 500. Under these long-term relationships, URS provides engineering, environmental management and remediation, construction, maintenance, and health and safety compliance services.



Natural gas—with its abundant supply and the development of new production technologies—has become a readily available and relatively low-cost resource. Lower energy costs are contributing to a resurgence in industrial activity in the United States, particularly in the chemical and steel manufacturing sectors.

The ability to develop the vast shale and oil sands formations in North America has sparked a rapid expansion of oil and gas work across the continent. Oil and gas companies are spending billions of dollars to fund a variety of projects—from exploration and production through the refining and processing of petroleum products. By combining Flint's construction and maintenance expertise with our existing engineering, procurement, construction, and environmental experience, URS is serving clients in every major oil and gas basin in the United States and Canada.

Transportation Services

Environmental Services

Production Services


A New Energy...

In addition, through our long-term Master Services Agreements with multinational oil and gas companies, we continue to provide a range of services for projects around the world. The following pages describe how we are applying our capabilities throughout the project life cycle.

Facility Construction

Process Engineering

Maintenance Services

Meeting the world's energy needs in a safe and responsible manner is critical to the success of our oil and gas clients. Over the past 40 years, URS has become a leading provider of environmental services for all segments of the industry—from upstream exploration through midstream gathering and transport to downstream refining, storage, and distribution. Our services include site selection, environmental permitting for both new facilities and upgrades at existing facilities, and regular compliance audits at processing plants and refineries.









Environmental Services

We help our upstream oil and gas clients obtain permits for their exploration and production projects by preparing the environmental, socioeconomic, and health impact assessments required for new or expanded facilities. These studies evaluate the potential effects of the facility on air and water quality, plants and wildlife, and local communities.

URS' oil and gas teams include specialists in a wide range of technical disciplines—from seismic hazards analysis and mitigation to geotechnical engineering, archaeology, and ecology. These experts have helped oil and gas companies reduce their environmental impacts and improve the safety of their operations.

URS also collaborates with clients to develop innovative ways to deliver our services. For example, we deploy remote sensors on unmanned aerial systems to gather the critical geographic information needed to obtain permits for oil and gas projects.

For midstream pipeline operations, URS provides planning, permitting, and regulatory compliance services for oil and gas pipelines around the world, including very challenging environments like Papua New Guinea and Alaska. Our expertise includes route selection and feasibility studies, Federal Energy Regulatory Commission licensing, permitting, and cultural resources and biological surveys.

In downstream refineries, crude oil is processed into gasoline, jet fuel, home heating oil, and other products. Frequently working on site at these facilities, URS' regulatory specialists perform environmental audits and benchmarking studies and make recommendations to ensure regulatory compliance. This allows our clients to focus on day-to-day operations. We also provide site selection, permitting, and environmental monitoring for storage and distribution facilities.

When a facility reaches the end of its useful life, whether it's a remote gas gathering system, a large refinery, or a retail facility, URS provides decommissioning and remediation services, including dismantling and demolition. Once the property is cleared, we assess the underlying soils and groundwater for the presence of industrial discharges, and we design and operate treatment systems to clean up the site and restore it for redevelopment.



Santos GLNG Project Coal Seam Gas Extraction

The Santos GLNG Project is a large-scale coal seam gas development project in rural southern Queensland, Australia. URS is providing environmental and water management services for the project, which involves extracting natural gas from coal seams. The natural gas will be extracted by drilling into the coal seam and pumping groundwater to the surface, allowing the gas to flow from the bore. Once it is recovered, the gas will be treated and transported via a 261-mile (420-kilometer) gas transmission pipeline to a liquefied natural gas plant and export facility. Initially, URS prepared the environmental impact statement for the project. Currently, we are performing deep-bore drilling to monitor the potential effects of gas extraction on the groundwater. In addition, we are assisting with the testing of various water management options, including reinjecting the local aquifer with treated groundwater to expand water supplies and developing an irrigation program for agricultural purposes.

20,000

Over the past three years, URS has provided a broad range of environmental services for **more than 20,000 oil and gas projects**.


EPA

NEW STANDARDS

New EPA standards likely will lead to an **increased need for the environmental and emissions control services** URS provides for oil and gas operations.

Hauling an oversized rig through snow and ice, over mountainous terrain, or down a winding highway on a tight schedule and without incident requires skill, planning, and above all, a strong commitment to safety. Operating from 19 transportation centers throughout North America, URS has the expertise to move heavy equipment wherever it's needed. We manage all aspects of drill rig equipment hauling. Our work includes obtaining the required permits, providing the appropriate trucks, and determining the best—and safest—routes to our clients' project sites. In addition to moving equipment, URS provides fluid hauling services to transport oil and other liquids associated with oil extraction. We also have the capability to clean oil field equipment and transport the resulting waste materials for disposal.



Transportation Services

Serving both the conventional and unconventional oil and gas well drilling markets, URS is one of the largest rig moving companies in North America. We maintain a combined fleet of more than 1,300 specialized tractors and trailers, which transport loads thousands of miles over all types of terrain. Our customers rely on the efficiency of our operations to minimize the downtime of their transported equipment. Not only can URS dismantle, load, and haul oil and gas drilling rigs, but we also have the ability to reassemble the components when they arrive at the drill site.

As part of our pre-move planning, we determine the sequence of the move to ensure that equipment arrives on site as it is needed, and we conduct route surveys to avoid hazards, such as overhead power lines. URS also utilizes state-of-the-art satellite technology to achieve on-time, safe delivery. For example, we use real-time tracking of traffic patterns to determine if a vehicle will be delayed or needs to be rerouted.

In addition to transporting equipment, URS also relies on a fleet of specialized tank trucks to transport crude oil, well effluents, and other production fluids from operating wells to refining facilities or third-party waste disposal sites throughout Western Canada and the United States.



Drill Rig Hauling

When a major oil company needed to relocate drilling equipment from Alberta to the Northwest Territories, it turned to URS. We transported 33 loads approximately 1,168 miles (1,880 kilometers) to the project site in Norman Wells—one of Canada's northernmost active oil fields. Due to the site's remote location, the move needed to be undertaken when rivers were frozen to allow for multiple ice crossings. This timing presented many challenges, including road closures, blizzards, and -22°F (-30°C) temperatures. During the planning process, we selected the optimal route based on safety considerations and the requirements from multiple jurisdictions. We also developed a plan to manage fuel consumption and navigate the unpaved, isolated terrain. As one of only a few hauling contractors with the expertise to reassemble a rig once it has arrived on site, URS safely relocated the drilling equipment in just over a week.

Over time, oil wells accumulate a buildup of sand and waxy petroleum deposits that reduce well production output. To eliminate these deposits, URS provides industrial cleaning services, using pressure, vacuum, chemical, and mechanical methods to clean wells, sump pumps, vessels, exchangers, and tanks. We then transport the waste materials to approved disposal sites.

Whether we're transporting equipment and fluids or providing industrial cleaning services to maintain efficient operations, we are committed to the safety of our employees, communities, and the environment. Our staff receives regular, comprehensive training and is accredited according to the highest industry standards.



We employ **satellite technology** to determine if traffic or mechanical problems are delaying a delivery.


100
TONS

A fully loaded truck can weigh up to 100 tons and measure **15 feet tall, 14 feet wide**, and **130 feet long**.

With a long history of designing and building pipelines for oil and gas clients, URS has the expertise, resources, and geographic reach to meet the growing demands of the industry. We have worked on pipelines at locations around the world, including Eastern Europe, Australia, and the Americas. Our experience ranges from small-diameter tie-ins to the construction of some of the industry's largest conveyance systems, such as the most challenging section of the Trans-Alaska Pipeline, which traverses 153 miles (246 kilometers) of rugged terrain. Whatever the project scope, we can provide a full range of services—from early planning, permitting, and design to construction, maintenance, and decommissioning.





Production Services

At the wellhead, where oil and gas are extracted from deep below the surface, we install tie-ins and gathering systems to carry heavy crude and natural gas from the well site. To move these products to processing facilities, we build large-scale pipelines that can be more than 100 miles (160 kilometers) long.

URS also designs and constructs the compression and pumping stations that help move oil and gas through the pipeline systems. To support these operations, we offer fabrication services, which entail constructing portions of the facilities off site, then shipping them for assembly in the field.

Drill pipe, which is used in oil and gas well drilling, is subject to tremendous wear and stress and must be routinely inspected, repaired, or replaced. URS provides maintenance and repair services to extend the life of this equipment, and we design launchers and receivers for the self-propelled equipment that inspects and cleans pipeline interiors. We provide similar inspection and repair services for downhole tubing, which transports oil or gas up the well to the surface.

URS delivers a broad spectrum of specialized services to meet oil and gas production needs. We provide horizontal directional drilling services in areas where pipelines need to be installed under roads or railroads to minimize disruption to the existing infrastructure. Our procurement specialists ensure that challenging schedules are met for the delivery of pipe products—a decisive factor in the on-time completion of successful projects. We also are a recognized expert in geotechnical engineering, which is critical to the planning, design, and construction of pipeline routes. And, when a pipeline is no longer needed, we offer a full range of remediation and reclamation services to restore the site to its original state.

As worldwide energy demand continues to grow, the need to construct, expand, and maintain pipelines poses numerous challenges for oil and gas companies working to get their products to market. Our decades-long pipeline experience encompasses virtually every type of pipe system and construction environment. As a result, URS is an industry leader with the capability to deliver customized solutions wherever they are needed.



Statoil ASA SAGD Pipeline Construction

For international energy company Statoil ASA, URS is constructing three aboveground pipelines, with a combined length of approximately 7.8 miles (12.6 kilometers), for a new steam-assisted gravity drainage (SAGD) system in the Northern Alberta oil sands region. The first will inject steam into the wellhead, while the second and third will transport fuel gas, extracted heavy crude, and bitumen to the processing plant. URS also is responsible for regrading the terrain over which the pipes will travel. Due to the environmental sensitivities associated with the site's remote location, we are reusing excavated soils and other material to reduce the impact on the surrounding ecosystem. URS has a longstanding relationship with Statoil; in fact, we helped build a SAGD demonstration plant at this site in 2009.



To meet the expected North American energy demand, approximately **33,000 miles of pipeline** will need to be installed over the next five years.

Source: North American Oil and Gas Market Briefing Citing FERC Report


100

URS is **one of the largest pipeline constructors in North America**, operating in more than 100 locations throughout Canada and the United States.

Energy companies rely on URS' expertise to help them adapt to the rapidly changing onshore oil and gas market. With experience in both conventional and unconventional oil and gas projects, we design production, treatment, and distribution facilities that deliver our clients' products to customers safely, responsibly, and profitably. For more than a century, the oil and natural gas found in underground reservoirs has been recovered using traditional drilling techniques. Unconventional oil and natural gas resources, such as shale formations and oil sands reserves, are harder to extract or process due to their geologic characteristics and require the application of new technologies for successful production.



Process Engineering

URS helps clients access, process, and store these resources, with our engineering work spanning the entire upstream, midstream, and downstream production cycle. Upstream activities involve the exploration for and the recovery of oil and natural gas. Midstream operations include the facilities that transport, separate, and process the oil, natural gas, and natural gas liquids. Downstream activities encompass refining petroleum, storing natural gas, and distributing the products made from crude oil.

For the upstream market, URS provides engineering design for the well pads and aboveground infrastructure required for the recovery of subsurface oil and gas. This includes pipeline tie-ins and various field facilities. We also design and procure engineered equipment and materials for instrumentation and control systems.

To support midstream operations, we design the pipelines, pumping stations, and compression units that carry oil or gas from the wellhead, as well as the processing plants that receive the raw materials. Some of these plants separate oil and gas and extract the liquids for further processing. Others are gas fractionation facilities, which break the natural gas liquids into their base components, such as butane, ethane, and propane, for use in a variety of products and applications.

URS' engineering expertise also supports downstream processing facilities and refineries, which produce a variety of commodities. Our work ranges from new facility design to the modification and expansion of existing plants. We provide services for waste management, emissions control, and energy optimization projects. In addition, we design gas storage facilities, terminals, and loading docks to support the distribution of oil and gas products.

With more than a century of process engineering expertise, we have built a solid reputation as an industry leader—capable of delivering on complex mega-projects and providing practical solutions to meet the unique needs of this growing market.



Appalachian Basin Oil and Gas Development

As major energy companies move forward with ambitious plans to expand the development of oil and gas production facilities in the Appalachian Basin shale formations—located in western Pennsylvania, eastern Ohio, and northern West Virginia—they are relying on URS as their process engineering partner under long-term Master Services Agreements. For example, our work in the Marcellus Shale formation in Pennsylvania includes conceptual studies and final designs for well pads and gathering and compression facilities, procurement of equipment, and quality control services. We also provide process engineering services for the pipelines that collect and transport crude oil and natural gas and liquids to downstream facilities for processing, refining, and distribution.



2,000+
EMPLOYEES

More than **2,000 URS employees** are providing process engineering services for oil and gas clients—from large, multinational corporations to specialty industry operators.



To help refineries and petrochemical facilities lower energy costs, **URS designs processes that capture and reuse discharged heat** from plant operations to generate electricity.

Around the world, major oil and gas companies rely on URS to construct facilities for all phases of their operations—from upstream wells, gathering systems, and treatment facilities to downstream refineries. We provide the full range of construction services for large-scale projects in both the conventional and unconventional oil and gas markets. With increasing investment in unconventional resources, our work supporting the development of oil sands and shale gas deposits in Canada and the United States is a growing part of our business.



Facility Construction

Much of our work is conducted in the Northern Alberta oil sands. This remote region presents unique challenges due to its extreme weather conditions and limited workforce. To overcome these challenges, URS builds major facility components, known as modules, at off-site fabrication plants. These plants are located near urban areas, making it easier and more efficient to procure construction materials and providing a larger pool of qualified and available workers. In addition, using prefabricated modules reduces the construction costs and safety risks associated with extreme cold weather construction.

The large, complex modules contain the mechanical, electrical, and instrumentation systems that ultimately will form parts of the completed facility. The modules are transported across hundreds of miles and assembled at the project site.

URS operates a 70-acre fabrication yard in the Edmonton area, with additional facilities located throughout Alberta. We have the capacity to work on as many as 120 modules simultaneously, making us one of the largest fabricators in Western Canada.

Our work also encompasses traditional procurement and construction services to build conventional oil and gas recovery facilities, pipelines, and refining plants, as well as supporting infrastructure, such as roads and monitoring stations. This includes the expansion of refineries and storage facilities and the construction of treatment plants designed to remove impurities from natural gas. To support mega-projects in remote regions, we have the ability to mobilize a large, skilled workforce, drawing not only from labor pools across North America, but also from locations as far away as Europe and Asia.

Whether it's building a new facility, or expanding an existing plant, URS' strength lies in our ability to provide integrated engineering, procurement, and construction services. Our industry-leading safety record and proven processes and procedures have led to long-term relationships with our clients. Regardless of size or scope, we deliver our projects cost-effectively, consistently, and safely.



Christina Lake SAGD Facility Construction

For MEG Energy Corporation, URS is constructing a major steam-assisted gravity drainage (SAGD) facility in the remote Athabasca oil sands region in northeast Alberta. The 35,000-barrel-per-day project utilizes SAGD technology to inject steam underground, reducing the bitumen's viscosity and allowing it to be pumped to the surface. Our work includes constructing a portion of the facility, including the steel framework, as well as installing mechanical, electrical, and instrumentation systems. In addition, we are installing the piping systems, which we produce at our fabrication facility hundreds of miles away and transport to the site for assembly. URS has an industry-leading safety record on this major construction project, with a total recordable incident rate of <0.3.

$50 MIL > **$2 BIL**

URS focuses on **large-scale facility construction projects**, with costs ranging from $50 million to $2 billion.


3rd LARGEST
RESERVES

Canada has **173 billion barrels of reserves**—the third largest on the planet—primarily due to the size of its oil sands deposits.

Source: Canadian Association of Petroleum Producers, 2012

With more than six decades of maintenance experience, URS partners with oil and gas companies to ensure the reliability, safety, and optimal performance of their operations. Our experience spans every stage of oil and gas production and includes work on extraction facilities, distribution pipelines, and refining plants. We assist clients with preventative maintenance and routine repairs, as well as large-scale modifications to increase plant productivity.



Maintenance Services

Much of URS' maintenance work focuses on ensuring the peak efficiency of oil and gas operations. In addition to developing overall maintenance schedules, we inspect and repair equipment, perform electrical work for underground utilities, replace pipes and valves, and clean storage tanks. We also perform sustainability services, which involve the replacement of aging or redundant equipment with new technology. Our maintenance expertise is complemented by a strong training and workforce management program to keep operations running without interruption.

Some of the most challenging maintenance projects are turnarounds, during which a plant is shut down in order to perform major maintenance activities or large-scale upgrades of refining units. Turnarounds are typically completed over the course of several weeks and can require more than 1,000 employees working around the clock to minimize the time the plant is offline. URS has extensive experience with turnaround projects, providing planning and scheduling and the procurement of equipment and materials. We also have the ability to mobilize skilled labor from around the world.

The removal and replacement or repair of large plant components often entails the use of heavy equipment, and URS' construction expertise is instrumental in accomplishing these tasks safely. Once the turnaround work has been completed, we perform start-up services to bring the plant back online.



Refinery Maintenance Services

URS has served as a major refinery's in-house maintenance contractor for 55 years, ensuring that the process equipment at the more than 500-acre plant operates reliably and efficiently. The refinery processes up to 160,000 barrels per day of crude oil and nearly four million gallons per day of gasoline, as well as liquefied petroleum gas, diesel fuel, and asphalt. Our work involves performing daily maintenance of processing equipment, such as crude oil processing and fluid catalytic cracking units. As part of this routine maintenance, we replace mechanical parts, install electrical equipment, and clean filters and vessels. During planned shutdowns, we provide comprehensive construction services, including demolition, foundation repair, and piping and vessel replacement. For these critical activities, URS has mobilized more than 1,000 employees to accomplish the work. Safety has been a hallmark of our tenure at the refinery—there has not been a days away injury at the site for 21 years.

Regardless of the project's complexity, safety remains a core value. URS employees are trained to integrate safety into every aspect of their work, through risk assessments, extensive hazard training, and behavior-based safety practices, which focus on identifying and correcting potentially unsafe activities before an accident occurs.

Keeping oil and gas facilities operating efficiently is critical to our clients, who must ensure consistent production and delivery of oil and gas to the market. Through our commitment to industry-leading performance and safety, URS has built a solid reputation as a full-service maintenance provider to the world's premier oil and gas companies.

60 YEARS

URS has provided refinery maintenance services for **more than 60 years**.

39% INCREASE

By 2015, annual oil sands maintenance spending is projected to reach $5 billion, **an increase of 39%**.

Source: Canadian Association of Petroleum Producers: Oil Sands Production Forecast, June 2012

Table of Contents

Financials

SUMMARY OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following pages contain summary financial data for our fiscal year ended December 28, 2012. Complete financial information can be found in our latest Annual Report on Form 10-K, which accompanies this Annual Report to Stockholders and is deemed appended hereto and was filed with the Securities and Exchange Commission on February 26, 2013.

SELECTED FINANCIAL DATA

The following selected financial data was derived from our consolidated financial statements. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

(In millions, except per share data)	**Year Ended December 28, 2012[1,2]**	Year Ended December 30, 2011[1,2]	Year Ended December 31, 2010[1,2]	Year Ended January 1, 2010[1]	Year Ended January 2, 2009[1]
Income Statement Data:					
Revenues	**$ 10,972.5**	$ 9,545.0	$ 9,177.1	$ 9,249.1	$ 10,086.3
Cost of revenues	**(10,294.5)**	(8,988.8)	(8,609.5)	(8,772.4)	(9,608.8)
General and administrative expenses	**(83.6)**	(79.5)	(71.0)	(75.8)	(78.7)
Goodwill impairment[3]	**—**	(825.8)	—	—	—
Acquisition-related expenses[2]	**(16.1)**	(1.0)	(11.9)	—	—
Restructuring costs[4]	**—**	(5.5)	(10.6)	—	—
Impairment of an intangible asset[5]	**—**	—	—	(32.8)	—
Equity in income of unconsolidated joint ventures[6]	**107.6**	132.2	70.3	100.9	106.3
Operating income (loss)	**685.9**	(223.4)	544.4	469.0	505.1
Other income (expenses)[7]	**0.5**	—	—	47.9	—
Net income (loss) attributable to URS	**310.6**	(465.8)	287.9	269.1	219.8
Earnings (loss) per share:					
Basic	**$ 4.18**	$ (6.03)	$ 3.56	$ 3.31	$ 2.61
Diluted	**$ 4.17**	$ (6.03)	$ 3.54	$ 3.29	$ 2.59
Cash dividends declared per share[8]	**$ 0.80**	$ —	$ —	$ —	$ —
Balance Sheet Data (As of the end of the period):					
Total assets	**$ 8,786.5**	$ 6,862.6	$ 7,351.4	$ 6,904.4	$ 7,001.2
Total long-term debt[9]	**$ 1,992.5**	$ 737.0	$ 641.3	$ 689.7	$ 1,091.5
Total URS stockholders' equity[8]	**$ 3,621.1**	$ 3,377.2	$ 4,117.2	$ 3,905.8	$ 3,624.6
Total noncontrolling interests	**$ 141.9**	$ 107.2	$ 83.8	$ 44.7	$ 31.3
Total stockholders' equity	**$ 3,763.0**	$ 3,484.4	$ 4,201.0	$ 3,950.5	$ 3,655.8

[1] Our fiscal year is the 52/53-week period ending on the Friday closest to December 31. Our fiscal year ended January 2, 2009, contained 53 weeks.

[2] We completed the acquisitions of Flint Energy Services Ltd. ("Flint"), Apptis Holdings, Inc. ("Apptis") and Scott Wilson Group plc ("Scott Wilson") in May 2012, June 2011 and September 2010, respectively. The operating results of Flint, Apptis and Scott Wilson since their respective acquisition dates are included in our consolidated financial statements under the Oil & Gas Division, the Federal Services Division and the Infrastructure & Environment Division, respectively.

[3] During the year ended December 30, 2011, we recorded a goodwill impairment charge of $825.8 million. On a net, after-tax basis, this resulted in decreases to net income and diluted earnings per share ("EPS") of $732.2 million and $9.46, respectively, for the year ended December 30, 2011. For further discussion, see Note 9, "Goodwill and Intangible Assets" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012.

[4] For the years ended December 30, 2011, and December 31, 2010, we recorded restructuring costs in our international businesses. For further discussion, see Note 17, "Commitments and Contingencies," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012.

[5] During fiscal year 2009, we recorded a $32.8 million charge for the impairment of our intangible asset related to the "Washington" trade name. On a net, after-tax basis, this transaction resulted in decreases to net income and EPS of $19.6 million and $0.24, respectively, for the year ended January 1, 2010.

[6] In October 2010, we received notice of a ruling on the priority of claims against a bankrupt client made by one of our unconsolidated joint ventures related to the SR-125 road project in California. The judge ruled against our joint venture's position, finding that its mechanic's lien did not have priority over the senior lenders. As a result of the court's decision, we recorded a pre-tax non-cash asset impairment charge of $25.0 million during fiscal year 2010. During the second quarter of 2011, we recognized a pre-tax favorable claim settlement of $9.5 million on this project.

[7] During fiscal year 2009, we recorded $47.9 million of other income (expenses), consisting of a $75.6 million gain associated with the sale of our equity investment in MIBRAG mbH ("MIBRAG"), net of $5.2 million of sale-related costs. This gain was partially offset by a $27.7 million loss on the settlement of a foreign currency forward contract, which primarily hedged our net investment in MIBRAG. On a net, after-tax basis, these two transactions resulted in increases to net income and diluted EPS of $30.6 million and $0.37, respectively, for the year ended January 1, 2010.

[8] On February 24, 2012, our Board of Directors approved the initiation of a regular quarterly cash dividend program and authorized a $0.20 per share quarterly dividend.

[9] During fiscal year 2012, we issued $1.0 billion of Senior Notes in connection with the acquisition of Flint. As part of the acquisition, we also guaranteed the Canadian Notes with outstanding face values of $175.8 million. During fiscal year 2011, we entered into our 2011 Credit Facility, which replaced our 2007 Credit Facility. This new senior credit facility provides a term loan facility of $700.0 million and revolving credit facilities of $1.0 billion. For further discussion, see Note 10, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	**December 28, 2012**	December 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 314.5**	$ 436.0
Accounts receivable, including retentions of $114.4 and $67.5, respectively	**1,554.8**	1,114.7
Costs and accrued earnings in excess of billings on contracts	**1,384.3**	1,132.0
Less receivable allowances	**(69.7)**	(43.1)
Net accounts receivable	**2,869.4**	2,203.6
Deferred tax assets	**67.6**	63.0
Inventory	**61.5**	19.5
Other current assets	**204.2**	181.8
Total current assets	**3,517.2**	2,903.9
Investments in and advances to unconsolidated joint ventures	**278.3**	107.7
Property and equipment at cost, net	**687.5**	269.4
Intangible assets, net	**692.2**	522.0
Goodwill	**3,247.1**	2,773.0
Other long-term assets	**364.2**	286.6
Total assets	**$8,786.5**	$6,862.6
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	**$ 71.8**	$ 61.5
Accounts payable and subcontractors payable, including retentions of $32.3 and $39.6, respectively	**803.5**	659.1
Accrued salaries and employee benefits	**558.8**	527.0
Billings in excess of costs and accrued earnings on contracts	**289.1**	310.8
Other current liabilities	**277.8**	176.5
Total current liabilities	**2,001.0**	1,734.9
Long-term debt	**1,992.5**	737.0
Deferred tax liabilities	**328.3**	276.5
Self-insurance reserves	**129.8**	132.7
Pension and post-retirement benefit obligations	**300.9**	276.0
Other long-term liabilities	**271.0**	221.1
Total liabilities	**5,023.5**	3,378.2
Commitments and contingencies		
URS stockholders' equity:		
Preferred stock, authorized 3.0 shares; no shares outstanding	**—**	—
Common stock, par value $.01; authorized 200.0 shares; 88.9 and 87.8 shares issued, respectively; and 76.8 and 76.7 shares outstanding, respectively	**0.9**	0.9
Treasury stock, 12.1 and 11.1 shares at cost, respectively	**(494.9)**	(454.9)
Additional paid-in capital	**3,003.9**	2,966.8
Accumulated other comprehensive loss	**(113.2)**	(110.8)
Retained earnings	**1,224.4**	975.2
Total URS stockholders' equity	**3,621.1**	3,377.2
Noncontrolling interests	**141.9**	107.2
Total stockholders' equity	**3,763.0**	3,484.4
Total liabilities and stockholders' equity	**$8,786.5**	$6,862.6

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, accompanying this Annual Report to Stockholders and deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	**Year Ended December 28, 2012**	Year Ended December 30, 2011	Year Ended December 31, 2010
Revenues	**$ 10,972.5**	$ 9,545.0	$ 9,177.1
Cost of revenues	**(10,294.5)**	(8,988.8)	(8,609.5)
General and administrative expenses	**(83.6)**	(79.5)	(71.0)
Acquisition-related expenses	**(16.1)**	(1.0)	(11.9)
Restructuring costs	**—**	(5.5)	(10.6)
Goodwill impairment	**—**	(825.8)	—
Equity in income of unconsolidated joint ventures	**107.6**	132.2	70.3
Operating income (loss)	**685.9**	(223.4)	544.4
Interest expense	**(70.7)**	(22.1)	(30.6)
Other income (expenses)	**0.5**	—	—
Income (loss) before income taxes	**615.7**	(245.5)	513.8
Income tax expense	**(189.9)**	(91.8)	(127.6)
Net income (loss) including noncontrolling interests	**425.8**	(337.3)	386.2
Noncontrolling interests in income of consolidated subsidiaries	**(115.2)**	(128.5)	(98.3)
Net income (loss) attributable to URS	**$ 310.6**	$ (465.8)	$ 287.9
Earnings (loss) per share:			
Basic	**$ 4.18**	$ (6.03)	$ 3.56
Diluted	**$ 4.17**	$ (6.03)	$ 3.54
Weighted-average shares outstanding:			
Basic	**74.3**	77.3	81.0
Diluted	**74.5**	77.3	81.3
Cash dividends declared per share	**$ 0.80**	$ —	$ —

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, accompanying this Annual Report to Stockholders and deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	**Year Ended December 28, 2012**	Year Ended December 30, 2011	Year Ended December 31, 2010
Cash flows from operating activities:			
Net income (loss) including noncontrolling interests	**$ 425.8**	$ (337.3)	$ 386.2
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	**132.4**	82.1	84.3
Amortization of intangible assets	**101.2**	60.6	49.2
Amortization of debt issuance costs	**2.6**	5.8	9.2
Foreign currency gains related to foreign currency derivatives and intercompany loans	**(0.5)**	—	—
Restructuring costs	**—**	3.3	10.6
Normal profit	**(5.7)**	(2.7)	1.2
Goodwill impairment	**—**	825.8	—
Loss on extinguishment of debt	**—**	2.9	—
Provision for doubtful accounts	**6.6**	2.8	6.7
Gain on disposal of property and equipment	**(3.4)**	(8.9)	—
Deferred income taxes	**(16.6)**	(23.3)	10.9
Stock-based compensation	**43.6**	45.3	44.0
Excess tax benefits from stock-based compensation	**(0.1)**	(0.8)	(1.2)
Equity in income of unconsolidated joint ventures	**(107.6)**	(132.2)	(70.3)
Dividends received from unconsolidated joint ventures	**88.7**	107.3	92.5
Changes in operating assets, liabilities and other, net of effects of business acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts	**(98.8)**	7.8	(14.0)
Inventory	**7.0**	(11.9)	1.1
Other current assets	**(30.4)**	(7.1)	28.7
Collections from (advances to) unconsolidated joint ventures	**3.4**	(0.2)	(1.7)
Accounts payable, accrued salaries and employee benefits, and other current liabilities	**(13.6)**	(43.0)	(67.6)
Billings in excess of costs and accrued earnings on contracts	**(23.2)**	19.2	(30.2)
Other long-term liabilities	**(10.6)**	13.0	22.5
Other long-term assets	**(70.6)**	(102.6)	(35.7)
Total adjustments and changes	**4.4**	843.2	140.2
Net cash from operating activities	**430.2**	505.9	526.4
Cash flows from investing activities:			
Payments for business acquisitions, net of cash acquired	**(1,345.7)**	(282.1)	(291.7)
Changes in cash related to consolidation and/or deconsolidation of joint ventures	**—**	—	20.7
Proceeds from disposal of property and equipment	**25.3**	14.1	8.3
Payments in settlement of foreign currency forward contract	**(1,260.6)**	—	—
Receipts in settlement of foreign currency forward contract	**1,260.3**	—	—
Investments in unconsolidated joint ventures	**(4.4)**	(19.6)	(6.0)
Changes in restricted cash	**3.9**	7.0	(16.1)
Capital expenditures, less equipment purchased through capital leases and equipment notes	**(125.4)**	(67.5)	(45.2)
Maturity of short-term investments	**—**	—	30.2
Net cash from investing activities	**(1,446.6)**	(348.1)	(299.8)

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, accompanying this Annual Report to Stockholders and deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS *(Continued)*

(In millions)	**Year Ended December 28, 2012**	Year Ended December 30, 2011	Year Ended December 31, 2010
Cash flows from financing activities:			
Borrowings from long-term debt	**998.9**	700.0	—
Payments on long-term debt	**(38.0)**	(632.6)	(159.6)
Borrowings from revolving line of credit	**661.6**	138.6	—
Payments on revolving line of credit	**(583.6)**	(115.7)	—
Net payments under foreign lines of credit and short-term notes	**(20.5)**	(16.4)	(7.6)
Net change in overdrafts	**54.5**	(18.0)	14.4
Payments on capital lease obligations	**(14.6)**	(10.9)	(7.5)
Payments of debt issuance costs	**(8.8)**	(3.9)	—
Excess tax benefits from stock-based compensation	**0.1**	0.8	1.2
Proceeds from employee stock purchases and exercises of stock options	**8.9**	11.7	11.3
Distributions to noncontrolling interests	**(83.8)**	(111.7)	(107.2)
Contributions and advances from noncontrolling interests	**2.3**	6.6	8.2
Dividends paid	**(44.7)**	—	—
Repurchases of common stock	**(40.0)**	(242.8)	(128.3)
Net cash from financing activities	**892.3**	(294.3)	(375.1)
Net change in cash and cash equivalents	**(124.1)**	(136.5)	(148.5)
Effect of foreign exchange rate changes on cash and cash equivalents	**2.6**	(1.3)	1.2
Cash and cash equivalents at beginning of period	**436.0**	573.8	721.1
Cash and cash equivalents at end of period	**$ 314.5**	$ 436.0	$ 573.8
Supplemental information:			
Interest paid	**$ 64.5**	$ 15.2	$ 24.0
Taxes paid	**$ 150.6**	$ 177.3	$ 79.3
Supplemental schedule of non-cash investing and financing activities:			
Loan Notes issued and consideration for vested shares exercisable in connection with an acquisition	**$ —**	$ —	$ 30.9
Equipment acquired with capital lease obligations and equipment note obligations	**$ 27.9**	$ 14.2	$ 12.9
Purchase price adjustment and contingent consideration payable under acquisitions	**$ —**	$ 7.9	$ —
Cash dividends declared but not paid	**$ 16.7**	$ —	$ —

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, accompanying this Annual Report to Stockholders and deemed appended hereto, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, with the participation of our CEO and CFO, assessed our internal control over financial reporting as of December 28, 2012, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on management's assessment, management has concluded that the Company did not maintain effective control over financial reporting as of December 28, 2012 because of the material weakness described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness Related to Journal Entries. We did not maintain effective internal control over financial reporting as some key accounting personnel have the ability to prepare and post journal entries without an independent review by someone without the ability to prepare and post journal entries. Specifically, our internal controls over journal entries were not designed effectively to provide reasonable assurance that journal entries were appropriately recorded or that they were properly reviewed for validity, accuracy, and completeness for substantially all of the key accounts and disclosures. While this control deficiency did not result in any audit adjustments or misstatements, it could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Management has elected to exclude Flint from its assessment of internal control over financial reporting as of December 28, 2012 because we acquired Flint in a business combination on May 14, 2012. Flint is a wholly-owned subsidiary of URS, whose total assets and total revenues represented 12% and 13%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 28, 2012.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at December 28, 2012 as stated in their report appearing under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

REMEDIATION PLAN

We are currently reviewing our journal entry process. We intend to modify access to our accounting systems to assure that, prior to posting of journal entries to our ledgers, individuals without prepare-and-post access review all journal entries for validity, accuracy and completeness, particularly related to accounts where the person who prepares the journal entries is the same person who reconciles the corresponding accounts.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The company's management, including the CEO and CFO, has designed our disclosure controls and procedures and our internal control over financial reporting to provide reasonable assurances that the controls' objectives will be met. However, management does not expect that disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any system's design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of a system's control effectiveness into future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

PERFORMANCE MEASUREMENT COMPARISON[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years with the cumulative return of the Standard & Poor's MidCap 400 Index (the "MidCap Index") and the Standard & Poor's SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P MidCap 400 Index, and S&P SuperComposite Construction & Engineering Component Index


(Total cumulative return—dollars)
200
150
100
50
0
December 28, 2007
January 2, 2009
December 31, 2009
December 31, 2010
December 30, 2011
December 28, 2012
S&P SuperComposite Cons & Eng
URS

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] The Engineering Index contains the following public companies: AECOM Technology Corporation; Aegion Corporation; Comfort Systems USA Inc.; Dycom Industries, Inc.; EMCOR Group, Inc.; Fluor Corporation; Granite Construction Inc.; Jacobs Engineering Group Inc.; KBR, Inc.; Orion Marine Group, Inc.; Quanta Services, Inc.; Shaw Group Inc.; and URS Corporation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of December 28, 2012 and December 30, 2011, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 28, 2012 (not presented herein) appearing in URS Corporation's Annual Report on Form 10-K for the year ended December 28, 2012; and in our report dated February 25, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing on pages 27 through 30 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 25, 2013

OFFICE LOCATIONS WORLDWIDE



UNITED STATES

Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Puerto Rico
Rhode Island
South Carolina
Tennessee
Texas
Utah
Virginia
Washington
West Virginia
Wisconsin
Wyoming

AMERICAS

Argentina
Bolivia
Brazil
Canada
Jamaica
Mexico
Panama

EUROPE

Austria
Belgium
Croatia
Finland
France
Germany
Greece
Ireland
Italy
Lithuania
Poland
Romania
Russia
Serbia
Spain
Sweden
Ukraine
United Kingdom

MIDDLE EAST

Azerbaijan
Bahrain
Kuwait
Qatar
Saudi Arabia
United Arab Emirates

AFRICA

Ethiopia
Morocco
Mozambique
Zambia

ASIA/PACIFIC

Australia
China
Hong Kong
India
Japan
Malaysia
New Zealand
South Korea
Taiwan
Thailand

CORPORATE DIRECTORY

DIRECTORS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

Mickey P. Foret
Executive Vice President and
Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Senator William H. Frist, M.D.
Partner, Cressey & Company LP
(Private equity firm)

Lydia H. Kennard
Principal, Airport Property Ventures
(Operation and development of
aviation facilities)

Donald R. Knauss
Chairman and Chief Executive
Officer, The Clorox Company
(Consumer products manufacturer)

Timothy R. McLevish
Executive Vice President and
Chief Financial Officer,
Kraft Foods Group, Inc.
(Consumer products manufacturer)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman, The Cohen Group
(International business consulting
services)

John D. Roach
Chairman and Chief Executive
Officer, Stonegate International
(Private investment and advisory
services)

Douglas W. Stotlar
President and Chief Executive
Officer, Con-way Inc.
(Transportation and logistics)

William P. Sullivan
Chief Executive Officer,
Agilent Technologies, Inc.
(Scientific measurement
instruments)

CORPORATE EXECUTIVE OFFICERS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President

Reed N. Brimhall
Vice President,
Chief Accounting Officer

Henry A. Gusman
Vice President, Internal Audit
and Financial Compliance

Joy L. Harris
Vice President, Tax

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

William J. Lingard
Vice President

Thomas J. Lynch
Vice President, Corporate
Information Technology

Joseph Masters
Vice President, General
Counsel and Secretary

Olga Perković
Vice President,
Corporate Strategic Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Corporate Treasurer

Randall A. Wotring
Vice President

Robert W. Zaist
Vice President

Thomas H. Zarges
Vice President

ENERGY & CONSTRUCTION DIVISION

Robert W. Zaist
President

George L. Nash
Chief Operating Officer

Mark A. Costello
Group General Manager,
Industrial/Process

Arthur Lembo
Group General Manager, Power

David A. Pethick
Group General Manager,
Global Management &
Operations Services

Chris L. Phillips
President,
Rust Constructors Inc.

John P. Schmerber
Group General Manager,
Project Services

Greg P. Therrien
Group General Manager,
Civil Construction & Mining

FEDERAL SERVICES DIVISION

Randall A. Wotring
President

John C. Vollmer
Executive Vice President,
Operations

Christopher M. Bishop
Vice President, Marketing &
Business Development

Jill Bruning
Group General Manager,
Global Security

Mark Gray
Group General Manager,
Systems Engineering &
Information Solutions

Karl E. Spinnenweber
Group General Manager,
Defense Maintenance & Logistics

David W. Swindle, Jr.
Executive Vice President,
International & Special Projects

Thomas T. Wrenn
Vice President,
Planning & Development

INFRASTRUCTURE & ENVIRONMENT DIVISION

Gary V. Jandegian
President

Louis J. Armstrong
Group General Manager,
Pacific

Thomas W. Bishop
Executive Chairman,
UK, Europe, Middle East & India

Stephen C. Brinigar
Group General Manager,
Mountain/South Central

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector Business
Development

Michael R. Just
Group General Manager,
Midwest/Northeast

E. Steven Pearson
Executive Chairman,
Asia-Pacific

Sarabjit Singh
Group General Manager,
Mid-Atlantic/South

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

OIL & GAS DIVISION

William J. Lingard
President

Wayne Shaw
Chief Operating Officer

Gerald Catonio
Senior Vice President,
Production Services Projects

Glen Greenshields
Senior Vice President,
Canadian Operations

Joel J. Jarding
Senior Vice President,
Business Development

Steve Russom
Senior Vice President,
Process Equipment

Bryce Satter
President,
USA Operations

Roger Van Den Bossche
Senior Vice President,
Construction

Deon Walsh
Senior Vice President,
Oilfield Services

Neil Wotton
Senior Vice President,
Facility Construction

GOVERNMENT RELATIONS

Cynthia M. Stinger
Vice President

CORPORATE INFORMATION

CORPORATE OFFICE

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
Email: investor.relations@urs.com
Website: www.urs.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

REGISTRAR AND TRANSFER AGENT

Computershare
P.O. Box 43006
Providence, RI 02940-3006
or
250 Royall Street
Canton, MA 02021
Tel: 800.874.1991

TDD for the Hearing Impaired: 800.952.9245
Foreign Stockholders: 201.680.6578
Website: www.computershare.com/investor

CORPORATE COUNSEL

Cooley LLP

FORM 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, as filed with the Securities and Exchange Commission, may be obtained by our stockholders without charge. Requests should be sent to Sreeram (Sam) Ramraj in our Investor Relations Department at our corporate office address (above), via email at investor.relations@urs.com, or by calling 877.877.8970. The Form 10-K also can be accessed on our website at www.urs.com.

Supplementary financial information and selected financial data required by Rule 14a-3(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended, are included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2012, which accompanies this Annual Report to Stockholders and is deemed appended hereto.

ANNUAL MEETING

The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Thursday, May 23, 2013, at the offices of Cooley LLP, 101 California Street, 5th Floor, San Francisco, California.

STOCK LISTING

The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of April 1, 2013, we had approximately 2,600 stockholders of record. The following table sets forth the low and high sale prices of our common stock, as reported by *The Wall Street Journal*, as well as dividend information, for the periods indicated.

	Sales Price Per Share		Dividends Declared
	Low	High	Per Share
FISCAL PERIOD			
2011:			
First Quarter	$39.61	$48.32	$ –
Second Quarter	$41.48	$47.12	$ –
Third Quarter	$28.46	$46.18	$ –
Fourth Quarter	$27.93	$37.60	$ –
2012:			
First Quarter	$35.40	$47.16	$ 0.20
Second Quarter	$32.13	$43.64	$ 0.20
Third Quarter	$32.76	$38.88	$ 0.20
Fourth Quarter	$33.20	$40.27	$ 0.20
2013:			
First Quarter	$38.38	$ 47.49	$ 0.21

During our 2012 fiscal year, our Board of Directors approved the initiation of a regular, quarterly cash dividend program. On February 22, 2013, the Board approved the continuation of this program and authorized a $0.21 per share quarterly dividend. Future dividends are subject to approval by our Board of Directors or the Audit Committee of the Board of Directors.

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URS
URS CORPORATION
600 MONTGOMERY STREET
26TH FLOOR
SAN FRANCISCO, CA
94111-2728
WWW.URS.COM